Exhibit 99.5

PRESS RELEASE

Biogas: TotalEnergies and HitecVision Partner to Pursue the
Development of Polska Grupa Biogazowa in Poland

•	TotalEnergies in 2023 acquired 100% of PGB, the biogas leader in Poland.
•	In 2024, PGB has 450 GWh of equivalent biomethane capacity and aims for 2 TWh by 2030.
•	In 2025, TotalEnergies sells 50% of PGB to HitecVision.

Paris, May 14, 2025 – TotalEnergies has signed a Sale and Purchase Agreement (SPA) with HitecVision, a Norwegian investment company specializing in energy, for the sale of 50% of Polska Grupa Biogazowa ("PGB") for an enterprise value of €190 million.

With 20 units in operation and a production capacity of over 450 GWh of equivalent biomethane, PGB is the leader in biogas in Poland. Founded in 2007 and acquired by TotalEnergies in 2023, PGB operates biogas production units that generate electricity and heat through cogeneration (CHP). PGB currently has 2 plants under construction in Poland and aims to diversify into biomethane production. PGB's goal is to reach 2 TWh of equivalent biomethane production capacity by 2030.

"We are delighted to welcome HitecVision as a partner for biogas production in Poland. This transaction will enable PGB to continue its growth in a country where biogas is rapidly developing and is in line with the farmdown business model applied to our renewable assets in order to maximize the profitability of our investments", said Stéphane Michel, President of Gas, Renewables & Power at TotalEnergies.

"Biogas and biomethane is a core focus for HitecVision’s New Energy Program, and Poland represents a unique market opportunity to pursue profitable growth while contributing to the decarbonization of Poland and the EU. TotalEnergies has a well-established industrial footprint in Poland, and we as partners have complementary skillsets that we jointly will put to use for scaling PGB significantly over the next few years through greenfield projects as well as M&A”, said Erlend Ellingsen, CEO and Managing Partner of HitecVision.

The completion of the transaction is subject to obtaining applicable governmental and regulatory approvals.

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About HitecVision

HitecVision is a Norwegian private equity firm and a leading provider of institutional capital to Europe’s energy industry. For almost four decades, we have been investing in the energy sector and as a serial entrepreneur, we have established and invested in more than 200 energy companies. We have about EUR 9 billion in assets under management, and are headquartered in Stavanger, with offices and investment professionals in Oslo, London and Milan. Our 65-person team focuses on building profitable and sustainable companies that contribute to the decarbonisation and energy transition in Europe, working closely with our management teams and boards. For more information, visit www.hitecvision.com.

TotalEnergies and Biogas

A major player in the sector in France with now more than 800 GWh of biogas production capacity, TotalEnergies aims to continue its growth in Europe and the United States by partnering with leading companies, including Vanguard Renewables and Clean Energy in the United States. The Company is present across the entire value chain, from project development to the commercialization of this renewable gas and its by-products (biofertilizers, bioCO2). It aims for a gross capacity of 10 TWh equivalent biomethane per year by 2030 – equivalent to the average annual consumption of 1.6 million inhabitants and a reduction of CO2 emissions by 1.6 million tons.

TotalEnergies in Poland

TotalEnergies has been present in Poland since 1992 and currently engages in the production and sale of notably renewables and low carbon molecules, fuels, special fluids, additives, and bitumen. Its subsidiary Hutchinson operates 7 production sites in the country, and TotalEnergies owns 32 AS24 service stations. In 2023, TotalEnergies acquired PGB (Polska Grupa Biogazowa), which now holds over 15% of the biogas market in Poland with an installed capacity of 23 MW (including 2 MW solar plants). Since acquiring NovEnergia in April 2019, TotalEnergies has been active in onshore renewable energies in Poland, with 40 MW of wind power in operation, 206 MW of solar power, and 189 MW of wind capacity under development. In April 2025, TotalEnergies acquired VSB, a company with 84 MW of installed wind capacity and several projects under development.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

 @TotalEnergies         TotalEnergies          TotalEnergies          TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).